Exhibit 99.1

Qudian Inc. Announces Closing of Convertible Senior Notes Offering and Full Exercise of Green Shoe

XIAMEN, China, July 1, 2019/PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today closed its previously announced offering of US$300 million in aggregate principal amount of convertible senior notes due 2026 (the “Notes”) and the sale of an additional US$45 million aggregate principal amount of such Notes pursuant to the exercise in full by the initial purchasers of their option to purchase additional notes (collectively, the “Notes Offering”).

The Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes prior to the resale restriction termination date and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

In connection with the Notes Offering, including the exercise of the option to purchase additional Notes, the Company has entered into capped call transactions with one or more of the initial purchasers and/or their respective affiliates (the “Option Counterparties”) and used approximately US$28.2 million of the net proceeds of the Notes Offering to pay the cost of such transactions. The capped call transactions are generally expected to reduce potential dilution to existing holders of the Class A ordinary shares and ADSs of the Company upon conversion of the Notes, with such reduction subject to a cap, and subject to the Company’s ability to elect, subject to certain conditions, to settle the capped call transactions in cash (in which case the Company would not receive any ADSs from the Option Counterparties upon settlement of the capped call transactions). As part of establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to trade the ADSs and/or enter into various derivative transactions with respect to the Company’s ADSs concurrently with, or shortly after, the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the price of the Notes at that time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Company’s ADSs, the Notes or other securities of the Company and/or purchasing or selling the Company’s ADSs, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, or repurchase of the Notes by the Company on any fundamental change repurchase date, the repurchase date or otherwise, in each case, if the Company exercises the relevant election under the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of the ADSs or the price of the Notes, which could affect noteholders’ decision to convert the Notes and, to the extent the activity occurs around the time of any conversion of the Notes, could affect the amount and value of the consideration that noteholders will receive upon conversion of such Notes.

The cap price of the capped call transactions initially represents a premium of 75% to the NYSE closing price of the Company’s ADSs on June 26, 2019, which was US$7.38 per ADS, and is subject to adjustment under the terms of the capped call transactions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending or budget auto financing solutions but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit http://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Annie Huang

Tel: +86-592-591-1580

E-mail: ir@qudian.com

The Foote Group

Philip Lisio

Tel: +86-135-0116-6560

E-mail: qudian@thefootegroup.com

SOURCE Qudian Inc.